News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Appoints Gil Leathley as Senior Advisor to the President
and Reports on Progress at its Projects

January 5, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) has appointed Mr. Gil Leathley as Senior Advisor to the President. Mr. Leathley brings a tremendous breadth of mining experience to this position, and will advise NovaGold on mining, technical and operation matters related to the Company’s advanced projects.

With more than 50 years of mining experience, Mr. Leathley has been involved in all aspects of mine construction and operations as well as evaluation of exploration properties and potential acquisitions. Mr. Leathley has also assisted with financial oversight and offers expertise on engagement with investors, analysts and local communities. Originally from Scotland, Mr. Leathley trained as a Mine Surveyor and Industrial Engineer with the Scottish National Coal Board, working his way through coal and bauxite mines and eventually to gold and copper mining in 1975. Mr. Leathley retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining, and has since worked as a consultant for a number of well-respected Canadian mining companies.

“Mr. Leathley is one of the best mine builders in our industry,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “He has an unparalleled record of building and operating mines around the world, including Golden Giant in Ontario, Eskay Creek in British Columbia and Ruby Hill in Nevada. Mr. Leathley’s pragmatic advice and expertise will be invaluable in developing what we believe to be several of the most significant mining projects of this century.”

Projects Update

NovaGold continues to make progress at all of its key projects. At its 50%-owned Donlin Creek project in northwest Alaska, NovaGold and its partner Barrick Gold are assessing optimization scenarios with the goal of reducing power and processing costs and further improving the project economics. Donlin Creek contains one of the largest gold deposits in the world with 29.3 million ounces of gold in proven and probable reserves and a further 6 million ounces of gold in measured and indicated resources. Based on the 2009 feasibility study, during the first five full years of production Donlin Creek is expected to average 1.6 million ounces of gold annually with an average total cash cost of US$394/oz, which places Donlin Creek in the lower quartile for global industry total cash costs.

At its 50%-owned Galore Creek project in northern British Columbia, NovaGold and Teck are considering a more aggressive program for 2010 to advance the project toward a construction decision. The Galore Creek deposit contains 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver in measured and indicated resources, making it one of the largest undeveloped copper-gold deposits in North America. The Provincial and Federal governments recently announced support to build a power line along Hwy 37 to Bob Quinn, which is the starting point of the Galore Creek access road. Given the continued strength of the copper and gold markets, NovaGold expects to release a new mine plan for the project in early 2010 that will include updated economics using higher copper and gold prices and an optimized project design.

At its 100% owned Ambler project in northern Alaska, NovaGold will continue to work with local communities to support the construction of necessary project infrastructure in the region, including discussions with the Alaska Department of Transportation, NANA Corporation, the Northwest Arctic Borough and the Upper Kobuk River Villages with regard to building the Northwest Transportation Access Corridor. NovaGold has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of other deposits in the Ambler mineralized belt. The most advanced deposit on the property is Arctic, with a measured and indicated resource base of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold and 32 million ounces of silver, and additional inferred resources of

936 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold and 19 million ounces of silver.

At its 100%-owned Rock Creek project in northwest Alaska, NovaGold has made significant improvements to water management, plant design and the overall condition of the property. In 2010, the Company plans to build upon these achievements so that an optimum decision can be made for the future of this project.

“We hold one of the best pipelines of gold and base metals mining projects in the Western world,” added Mr. Van Nieuwenhuyse. “With our share of the world-class Donlin Creek and Galore Creek projects, plus Ambler and Rock Creek, NovaGold’s resource base totals 24.2 million ounces of measured and indicated gold resources (which includes 15.2 million ounces of proven and probable gold reserves) and 6 billion pounds of measured and indicated copper resources. This reserve/resource base rivals that of many mid-tier producers.

“We believe the true potential of these properties is materially greater than currently identified. Significant exploration potential remains at all of our projects, which are located in large mineralized districts containing numerous deposits. One of NovaGold’s key strengths is its ability to add value through exploration success. Our exploration team tripled the size of both the Donlin Creek and Galore Creek deposits through focused exploration campaigns. We will now focus our exploration efforts at the Ambler copper-zinc-gold-silver deposit with the objective of bringing value to our investors by advancing another world-class deposit.”

Kevin Francis, P.Geo., Vice President Technical Services and a qualified person as defined by National Instrument 43-101, has reviewed and accepts responsibility for the technical information contained within this press release. A complete breakdown of reserve and resource estimates is attached as an Appendix to this press release. The reserve/resource table and technical reports for each project are also available at www.novagold.net.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold recently purchased a 100% interest in the Ambler property in Alaska, and owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits near Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

# # #

NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; uncertainty as to the completion of the purchase of a 100% interest in the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix
NovaGold Reserve & Resource Estimates

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at December 22, 2009

Reserves

Property % Ownership	Resource Category	Tonnes Millions	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.87 g/t Au Cutoff	Proven	8.4	2.59					0.70					0.35		0.35
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	375.4	2.37					28.57					14.29		14.29
	Total P&P	383.8	2.37					29.27					14.64		14.64

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19

Total Proven Reserves		8.4	2.59					0.70					0.35		0.35
Total Probable Reserves		384.4	2.35					29.08					14.80		14.80
Total Proven and Probable Reserves		392.8	2.36					29.78					15.15		15.15

Resources (exclusive of Reserves)

Property % Ownership	Resource Category	Tonnes Millions	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (3)(4) approximately 0.87 g/t Au Cutoff	Measured	1.2	2.19					0.08					0.04		0.04
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	93.4	1.97					5.92					2.96		2.96
	Total M&I	94.6	1.97					6.01					3.00		3.00

	Inferred	54.5	2.29					4.02					2.01		2.01

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.64	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.68	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.39	1,429.1

Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35			2.86	37.91	1,160.0			1.72	22.75	2.10	696.0
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35			4.92	80.40	4,018.3			2.74	43.99	3.49	2,125.1

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

		m3	g/m3
Nome Gold (3)(9) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Ambler (3)(10) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.99	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.99	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.57	936.9	1,313.1	210.0

Total Proven & Probable Reserves Contained Metal								29.78					15.15		15.15
Total Measured & Indicated Contained Metal (exclusive of Reserves)								15.66	155.38	10,464.6	2,237.1	350.3	9.02	93.83	10.61	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								9.49	98.97	4,955.2	1,313.1	210.0	5.31	62.57	6.36	3,062.1	1,313.1	210.0

Notes:

1.	These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards, unless otherwise noted. See “Cautionary Note to United States Investors”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.

3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off grade was an assumed gold price of US$725/oz. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(2)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to United States Investors”.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs- Grossman (LG) open-pit shell using the long-term metal price assumption of US$850/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(5)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)

The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)

Ownership subject to successful closing of a purchase agreement with Kennecott Exploration Company and Kennecott Arctic Company, scheduled to close by January 8, 2010. There can be no assurance that the closing will occur or that the purchase will be completed. US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.